Andrew Cates

Co-Founder & "The RayZyn Guy", 2014 - Present

Co-Founder of The Wine RayZyn Company, LLC.  Ex-Finance previously worked at (KKR) Kohlberg, Kravis and Roberts; owner of Segassia Vineyard® in Napa, Rice University – triple major and varsity football scholarship.